(Mindspeed Letterhead)

April 9, 2008

Via Facsimile, EDGAR and U.S. Mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention:                                       Kate Tillan

Re:                                              Mindspeed Technologies, Inc.

Form 10-K for the fiscal year ended September 30, 2007

Filed November 30, 2007

File No. 000-50499

Form 10-Q for the fiscal quarter ended December 31, 2007

Filed February 6, 2008

File No. 000-50499

Dear Ms. Tillan:

This letter sets forth the responses of Mindspeed Technologies, Inc. (“we” or the “Company”), to a comment letter dated March 27, 2008 from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings.  The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Form 10-K for the Fiscal Year Ended September 30, 2007

Item 8. Financial Statements and Supplementary Data, page 48

Note 2: Summary of Significant Accounting Policies, page 53

Revenue Recognition, page 53

1. We noted in your response to prior comment 2.  In light of the fact that you are unable to estimate the product returns and credits for changes in selling prices to some of your distributors and, as a result, an unknown portion of the amount recorded as “deferred revenue” will never be recognized as revenue, please tell us how you concluded that “deferred revenue” is an appropriate title for the liability account.  We note that Regulation S-X calls for financial statement caption titles that reflect the significance and the character of the items being presented.  Please tell us, for example whether you considered a title for the account such as “customer deposit, net of deferred inventory costs” or other such titles that better depict the nature of the liability.

Response: The Company has considered the Staff’s comment and agrees that a more descriptive title of this account would be helpful to the readers of our financial statements.  The Company does not feel that “customer deposit, net of deferred inventory costs” accurately represents the nature of the account due to the fact that payment on these shipments is received, on average, 30 days after shipment.  Therefore, during the time period between shipment and receipt of payment, “customer deposit” does not accurately depict the nature of our liability.  The Company has considered other alternatives and feels that “Deferred income on sales to distributors” most accurately represents the nature of the account.  This title more clearly indicates that the account balance reflects an estimate of the margin we expect to recognize in our financial statements when these products are sold by our distributors.  We will include this title in future filings.

2. In addition to the revisions proposed in your response to our prior comment 4, please revise the note in future filings to disclose the significant terms of your sales arrangements with distributors, including the return and price protection rights you grant; the situations under which the distributors may exercise those rights; and whether returns or price protection credits are capped to a certain percentage of sales price or margins.  Tell us whether any of your arrangements with distributors would allow or require you to grant price concessions below the cost of the product.

Response: The return rights granted to these distributors consist of limited stock rotation rights, which allow them to rotate up to 10% of product in their inventory every six months, as well as certain product return rights if the distribution agreement is terminated.  There are no contractual caps to price protection credits or price concessions, however the Company retains the right to approve all pricing to the end customer thereby controlling the dollar amount of the price concession the distributor will be eligible to claim.

We propose to expand the revenue recognition policy disclosure included in our response to your prior comment 4 to include significant terms of our sales arrangements with distributors.  The expanded policy disclosure is included in our response to comment 3 below (with the new language underlined to facilitate your review) and will be included in future filings.

3. Consistent with your response to our prior comment 2, please revise the note to disclose your policies for testing and accounting for impairment of the deferred cost of sale amounts related to the inventory still held by distributors which may be returned to you or for which you might grant a price concession below cost.

Response:  As stated above in our response to comment 2, the Company retains the right to approve all pricing to the end customer thereby controlling the dollar amount of the price concession the distributor will be eligible to claim and controlling whether or not we might grant a price concession below cost.  Although we have granted price concessions below cost in the past, it is a very rare occurrence.

We propose to expand the revenue recognition policy disclosure included in our response to your prior comment 4 to include our policies for testing and accounting for impairment of the deferred cost of sale amounts related to inventory held by distributors that may be returned.   The expanded policy disclosure is included below (with the new language underlined to facilitate your review) and will be included in future filings.

“We recognize revenues when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) our price to the customer is fixed or determinable; and (iv) collection of the sales price is reasonably assured. We generate revenues from direct product sales, sales to distributors, development agreements and the sale and license of intellectual property.

We recognize revenues on products shipped directly to customers at the time the products are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement, and the four above mentioned revenue recognition criteria are met.

We recognize revenues on sales to distributors based on the rights granted to these distributors in our distribution agreements.  We have certain distributors who have been granted return rights and receive credits for changes in selling prices to end customers, the magnitude of which is not known at the time products are shipped to the distributor.  The return rights granted to these distributors consist of limited stock rotation rights, which allow them to rotate up to 10% of the products in their inventory two times a year, as well as certain product return rights if the applicable distribution agreement is terminated.  These distributors also receive price concessions because they resell our products to end customers at various negotiated price points which vary by end customer, product, quantity, geography and competitive pricing environments. When a distributor’s resale is priced at a discount from the distributors invoice price, we credit back to the distributor a portion of their original purchase price after the resale transaction is complete. Thus, a portion of the “Deferred income on sales to distributors” balance will be credited back to the distributor in the future.  Under these agreements, we defer recognition of revenue until the products are resold by the distributor, at which time our final net sales price is fixed and distributor’s right to return the products expires.   At the time of shipment to these distributors, we record a trade receivable at the invoiced selling price because there is a legally enforceable obligation from the distributor to pay us currently for product delivered, we relieve inventory for the carrying value of products shipped because legal title has passed to the distributor, and we record deferred revenue and deferred cost of inventory under the “Deferred income on sales to distributors” caption in the liability section of our consolidated balance sheets.  We evaluate the deferred cost of inventory component of this account for possible impairment by considering potential obsolescence of products that might be returned to us and by considering the potential of resale prices of these products being below our cost. By reviewing deferred inventory costs in the manners discussed above, we ensure that any portion of deferred inventory costs that are not recoverable from future contractual revenue are charged to cost of sales as an expense. “Deferred income on sales to distributors” effectively represents the gross margin on sales to distributors, however, the amount of gross margin we recognize in future periods may be less than the originally recorded deferred income as a result of negotiated price concessions.

We recognize revenues from other distributors at the time of shipment and title and risk of loss transfer to the distributor, in accordance with the terms specified in the arrangement, and the four above mentioned revenue recognition criteria are met. These distributors may also be given business terms to return a portion of inventory, however they do not receive credits for changes in selling prices to end customers. At the time of shipment, product prices are fixed and determinable and the amount of future returns can be reasonably estimated and accrued.

Revenue from the sale and license of intellectual property is recognized when the above mentioned four criteria are met. Development revenue is recognized when services are performed and customer acceptance has been received and was not significant for any of the periods presented.”

4. Please tell us the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred income caption on your balance sheets as of September 30, and December 31, 2007.  In addition as we note that impairments of the deferred costs and credits for changes in selling prices are reasonably likely to have a material impact on your results of operations, liquidity or capital resources, please revise MD&A in future filings to include similar disclosure accompanied by a discussion of the impact in each reporting period.  Your discussion could also include a roll-forward of your deferred distributor income liability account.  Further discuss any trends noted over the reported periods.  Refer to Item 303(a) of Regulation S-X.

Response: Included below is a table detailing our deferred revenue account balance at September 30, 2007 and December 31, 2007:

(in 000’s)	September 30, 2007	December 31, 2007
Deferred revenue on shipments to distributors	$4,953	$4,517
Other deferred revenue (i.e., development revenue)	626	622
Deferred cost of inventory on shipments to distributors	(808)	(609)
Reserves	81	47
Deferred income on sales to distributors	4,852	4,577

As illustrated in the table above and in financial statements, our business operates with fairly high gross margins. Margins do not vary dramatically across our product lines, nor do margins decrease dramatically throughout our products’ life cycles. Lowering prices on our inventory has not historically significantly increased demand, and therefore we rarely lower our prices below cost or encounter lower of cost or market issues with our inventory.  Although our pricing remains fairly consistent, we have had significant excess and obsolete write-downs of our inventory throughout our history due to producing inventory volumes that have exceeded our customers’ demand and changes in technology.  Therefore, the reserves we have historically recorded against deferred cost of inventory on shipments to distributors represent our estimate of inventory that may be returned to us on stock rotation that will be determined to be excess or obsolete or need to be scrapped.

Based on the magnitude of these reserves, impairment of deferred costs is a minor amount and is not reasonably likely to have a material impact on our results of operations, liquidity or capital resources.  Price concessions granted to these distributors average just over 30%.  We will revise MD&A in future filings to include a discussion of the impact of price concessions in each reporting period.

We trust that you will find the foregoing responsive to the Staff’s comments.  If you have any further questions or comments, please direct your questions or comments to the undersigned at (949) 579-4160.

Very truly yours,

Mindspeed Technologies, Inc.

By:	/s/ Simon Biddiscombe
Simon Biddiscombe
Senior Vice President, Chief Financial Officer, Secretary and Treasurer